Exhibit 4.29

SHARE PURCHASE AGREEMENT

between

SHAREHOLDERS OF CLINIQUANTUM LTD.,
AS SELLING SHAREHOLDERS

and

CLINIQUANTUM LTD.,
AS THE COMPANY

and

NEUROTHERA LABS INC.,
AS THE PURCHASER

dated as of

March 9, 2026

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 9th day of March, 2026.

BETWEEN:

SHAREHOLDERS OF CLINIQUANTUM LTD.

as set out in Section 3.03 of the Disclosure Schedules

(hereinafter referred to as the “Selling Shareholders”)

OF THE FIRST PART

-and-

CLINIQUANTUM LTD.

a corporation incorporated under the laws of the State of Israel

(hereinafter referred to as the “Company”)

OF THE SECOND PART

-and-

NEUROTHERA LABS INC.

a corporation incorporated pursuant to the laws of the Province of British Columbia and having its registered head office located at 2264 E 11th Ave., Vancouver, British Columbia V5N 1Z6

(hereinafter referred to as the “Purchaser”)

OF THE THIRD PART

WHEREAS the Selling Shareholders collectively own 56,375 ordinary shares in the capital of the Company (the “Purchased Shares”), representing 54.01% of the issued and outstanding ordinary shares in the capital of Company (the “Cliniquantum Shares”);

AND WHEREAS each such Selling Shareholder holds such number of Purchased Shares opposite their name in Section 3.03 of the Disclosure Schedules (as defined herein);

AND WHEREAS the Selling Shareholders wish to sell and the Purchaser wishes to acquire the Purchased Shares;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions.

Throughout this Agreement, except as otherwise expressly provided, the following terms have the meanings specified or referred to in this Section 1.01:

(a)	“104H Tax Ruling” means a ruling by the Israel Tax Authority that Taxes payable in Israel with respect to the Consideration Shares issuable to a Selling Shareholder pursuant to this Agreement resident in Israel may be deferred in accordance with the conditions set out in the said section.

(b)	“104H Filing Date” means the date on which the application for the 104H Tax Ruling is submitted to the Israeli Tax Authority, as confirmed in writing by Israeli counsel to the Selling Shareholders.

(c)	“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, notice of assessment, notice or reassessment or investigation of any nature, civil, criminal, administrative, investigative, regulatory or otherwise, whether at law or in equity.

(d)	“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of that Person directly or indirectly, whether through ownership of securities, by trust, by contract or otherwise; and the term “controlled” has a corresponding meaning; provided that, in any event, any Person that owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control that Person.

(e)	“Agreement” means this securities purchase agreement.

(f)	“Articles” means the original or restated articles of incorporation, articles of amendment, articles of continuance, articles of amalgamation, articles of arrangement, articles of reorganization, articles of dissolution, articles of revival, articles of constitution, letters patent, supplemental letters patent, a special act, memorandum and articles of association or any other instrument by which a corporation is incorporated.

(g)	“Assets” means all the assets, real and personal, tangible and intangible of the Company.

(h)	“Balance Sheet” has the meaning set forth in the definition of “Financial Statements” in this Section 1.01.

(i)	“Balance Sheet Date” has the meaning set forth in the definition of “Financial Statements” in this Section 1.01.

(j)	“Benefit Plans” means, with respect to any Person, any plan, arrangement, agreement, program, policy, practice or undertaking, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, that provides any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, supplemental pension, retirement, stock option, stock purchase, stock appreciation, share unit, phantom stock, deferred compensation, health, welfare, medical, dental, disability, life insurance and any similar plans, programmes, arrangements or practices, in each case (i) for the benefit of Employees or former employees, officers or directors of such Person or other Persons who are receiving remuneration for work or services provided who are not Employees thereof (or any spouses, dependants, survivors or beneficiaries of such Persons), (ii) that are maintained, sponsored or funded by that Person, or (iii) under which such Person has, or will have, any liability or contingent liability, provided that a Benefit Plan shall not include any Statutory Plans.

(k)	“Books and Records” means: (a) all of the books of account, accounting records and other financial data and information, including copies of filed Tax Returns and Assessments for each of the financial years of the Company, commencing after the Tax year ended seven years before the date of this Agreement; (b) the corporate records of the Company; (c) information of, or relating to, the Company or the Business; and (d) all other books, documents, files, records, telephone call recordings, correspondence, data and information, financial or otherwise, that are in the possession or under the control of the Company, Selling Shareholders or an Affiliate thereof, including all data and information stored electronically or on computer related media.

(l)	“Business” means development, sale, marketing and commercialization of products and technologies in the field of Quantum Simulation and Quantum Monte Carlo in the area of clinical trials.

(m)	“Business Day” means any day except Saturday, Sunday or any other day on which banks located in Vancouver, British Columbia or Tel-Aviv, Israel are authorized or required by Law to be closed for business.

(n)	“Closing” has the meaning set forth in Section 2.05.

(o)	“Closing Date” means the date that is thirty (30) days after the 104H Filing Date, or such other date as the Purchaser and the Selling Shareholders’ Representative may mutually agree in writing; provided that in no event shall the Closing Date be later than the Outside Date.

(p)	“Closing Documents” means any agreement, certificate or other instrument to be executed or delivered at Closing as required pursuant to Section 7.01, 7.02 and 7.03.

(q)	“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the parties agree in writing that the Closing shall take place.

(r)	“Consideration Shares” has the meaning set forth in Section 2.02(a).

(s)	“Contracts” means all contracts, leases, deeds, mortgages, licences, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

(t)	“Current Market Price” means, with respect to any Consideration Shares, the volume weighted average trading price of the common shares of the Purchaser on the TSXV (or such other stock exchange on which the common shares of the Purchaser are then listed) for the twenty (20) trading days immediately preceding the date of determination. If the common shares of the Purchaser are not listed on any stock exchange at the relevant time, the Current Market Price shall be determined in good faith by the board of directors of the Purchaser.

(u)	“Direct Claim” has the meaning set forth in Section 8.04(c).

(v)	“Disclosure Schedules” means the schedules attached to this Agreement delivered by the Company to Purchaser concurrently with the execution and delivery of this Agreement.

(w)	“Dollars” or “$” means the lawful currency of Canada.

(x)	“Earn Out Payments” has the meaning set forth in Section 2.03.

(y)	“Earn-Out Period” means the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

(z)	“Employee” means individuals employed by the Company as applicable, including without limitation any and all individuals on leave of absence, including without limitation maternity leave, disability leave or workers compensation leave.

(aa)	“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current and former directors, officers or employees of the Company maintained, sponsored or funded by the Company, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered.

(bb)	“Encumbrances” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, encroachment, building or use restriction, conditional sale agreement, hypothec, pledge, deposit by way of security, hypothecation, assignment, charge, security under the Bank Act (Canada), trust or deemed trust, voting trust or pooling agreement with respect to securities, any adverse claim, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof, affecting the Company, the Purchased Shares or the Assets.

(cc)	“Financial Statements” means the management prepared financial statements of the Company for the financial period ended December 31, 2025 (the “Balance Sheet Date”) each consisting of a balance sheet (the “Balance Sheet”), statement of earnings (loss) and retained earnings and statement of cash flows.

(dd)	“Finder” means each person listed in Schedule “B” hereof entitled to receive Finders’ Fees in connection with the Closing.

(ee)	“Finders’ Fees” means such number of NTLX Shares issuable to each Finder opposite their name in Schedule “B” hereof, payable in connection with Closing

(ff)	“Fundamental Representations” has the meaning set forth in Section 9.01(a).

(gg)	“Fundraising Proceeds” means the gross proceeds received by the Purchaser from any issuance of equity securities or convertible debt securities of the Purchaser during the Earn-Out Period, but excludes (a) any proceeds from the exercise of outstanding options or warrants existing as of the Closing Date, (b) any proceeds from securities issued as consideration for an acquisition, and (c) any proceeds from securities issued to employees, directors or consultants under an equity incentive plan.

(hh)	“GAAP” means generally accepted accounting principles as set forth in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

(ii)	“Governmental Authority” means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; (d) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing; (e) any stock or securities exchange; and (f) any public utility authority.

(jj)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority.

(kk)	“Guarantee” means any agreement, contract or commitment providing for a guarantee with respect to the Liabilities or other obligations of any Person.

(ll)	“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all obligations under conditional sale or other title retention agreements; (d) all obligations under capital leases; (e) all obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities; (f) all guarantees of Indebtedness of others; and (g) all interest, fees, prepayment premiums and other amounts owing in respect of the foregoing.

(mm)	“Indemnified Party” has the meaning set forth in Section 8.04.

(nn)	“Indemnifying Party” has the meaning set forth in Section 8.04.

(oo)	“Independent Contractor” means: (a) any individual who is not, or was not (with respect to former Independent Contractors), an employee, officer or director of the Company, or any such individual’s personal services company, and which individual or personal services company receives or received remuneration from the Company under a Contract for services; and (b) any individual who is an employee, officer or director of the Company, but who in the past was an individual who was not an employee, officer or director of the Company or any such individual’s personal services company, and which individual or personal services company received remuneration from the Company under a Contract for services.

(pp)	“Intellectual and Industrial Property” means: (a) proprietary rights provided under patent law, copyright law, trademark law, design patent or industrial design law, semiconductor chip or mask work law, trade secret law, or any other statutory provision or common law principle that provides a right in either intellectual property or the expression or use of intellectual property and the goodwill associated therewith and symbolized thereby; and (b) applications, registrations or any other evidence of a right in any of the foregoing.

(qq)	“Interim Period” means the period from the date of this Agreement to the Closing Time.

(rr)	“Israeli Tax Act” means the Income Tax Ordinance [New Version] 5271-1961 (Israel) and the regulations promulgated thereunder.

(ss)	“Knowledge” or any other similar knowledge qualification, means the actual knowledge of the Company’s directors and officers together with the knowledge such directors and officers would reasonably be expected to have after due inquiry.

(tt)	“Law” means any statute, law, ordinance, regulation, rule, instrument, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

(uu)	“Liabilities” has the meaning set forth in Section 4.07.

(vv)	“License” means any license, permit, approval, authorization, delegation of authority, certificate or registration granted by any Governmental Authority.

(ww)	“License Agreement” has the meaning set forth in Section 4.05(b).

(xx)	“Licensed IP” means Intellectual and Industrial Property that is used by the applicable Person under a license arrangement or arrangement from another Person.

(yy)	“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including legal fees, disbursements and charges on a substantial indemnity basis and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided that “Losses” shall not include punitive or exemplary damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party.

(zz)	“Material Adverse Effect” means any event, occurrence, fact, condition, change, effect or development that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or delay the ability of the Company or the Selling Shareholders to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall be taken into account in determining whether there has been a Material Adverse Effect:

(i)	general business or economic conditions affecting the industry in which the Company operates;

(ii)	national or international political or social conditions, including:

(A)	the engagement by the State of Israel in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war;

(B)	the occurrence or escalation of any military, cyber or terrorist attack upon the State of Israel, or any of its territories, possessions, diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the State of Israel; or

(C)	any other act of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such act of war, armed hostilities, sabotage or terrorism;

(iii)	changes or disruptions in financial, banking, credit or securities markets (including any decline in the price of any security or any market index);

(iv)	changes in GAAP or applicable Laws after the date of this Agreement;

(v)	changes in the enforcement or interpretation of applicable Laws by any Governmental Authority after the date of this Agreement;

(vi)	the taking of any action expressly required by this Agreement or taken at the written request of, or with the prior written consent of, the Purchaser;

(vii)	the announcement or pendency of this Agreement or the transactions contemplated hereby, including any loss of, or adverse change in, the relationship of the Company with any of its customers, suppliers, employees, financing sources, shareholders or similar relationships resulting therefrom;

(viii)	any failure by the Company to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded by this definition);

(ix)	any epidemic, pandemic or disease outbreak (including COVID-19) or any worsening thereof;

provided, further, that any event, occurrence, fact, condition, change, effect or development referred to in clauses (i), (ii), (iii), (iv), (v) or (ix) above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, change, effect or development has a disproportionate adverse effect on the Company compared to other participants in the industry in which the Company conducts its business.

(aaa)	“Material Contracts” has the meaning set forth in Section 4.12(a).

(bbb)	“NIS” means means New Israeli Shekels, the lawful currency of the State of Israel.

(ccc)	“Ordinary Course”, when used in relation to the conduct of the Business, means any transaction that constitutes an ordinary day-to-day business activity of the Company conducted in a manner consistent with the Company’s past practice.

(ddd)	“Outside Date” means March 31, 2026, or such later date as the Purchaser and the Selling Shareholders’ Representative may agree in writing.

(eee)	“Owned IP” means Intellectual and Industrial Property that is owned by the applicable Person.

(fff)	“Patent Application” means a provisional or non-provisional patent application filed with the United States Patent and Trademark Office or the European Patent Office.

(ggg)	“Permits” means all permits, licences, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

(hhh)	“Person” means an individual, corporation, company, limited liability company, body corporate, partnership, joint venture, Governmental Authority, unincorporated organization, trust, association or other entity.

(iii)	“Personal Information” means any factual or subjective information, recorded or not, about an employee, Independent Contractor, contractor, agent, consultant, officer, director, executive, client, lender, borrower, customer or supplier of the Company who is a natural person or a natural person who is a shareholder of Selling Shareholder, or about any other identifiable individual, including any record that can be manipulated, linked or matched by a reasonably foreseeable method to identify an individual, but does not include the name, title or business address or telephone number of an employee of the Company.

(jjj)	“Pre-Closing Tax Periods” shall mean any Tax Period ending before the Closing and any pre-Closing portion of a Straddle Period.

(kkk)	“Prime Rate” means the annual rate of interest announced from time to time by Royal Bank of Canada as a reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada.

(lll)	“Pro Rata Percentage” has the meaning set forth in Section 8.02.

(mmm)	“Purchase Price” has the meaning set forth in Section 2.02.

(nnn)	“Purchaser” has the meaning set forth in the preamble.

(ooo)	“Purchaser Indemnitees” has the meaning set forth in Section 8.02.

(ppp)	“Related Party” has the meaning set forth in Section 4.20(b).

(qqq)	“Related Person” has the meaning set forth in Section 4.20(a).

(rrr)	“Representative” means, with respect to any Person, any, and all, directors, officers, employees, consultants, financial advisors, lawyers, accountants and other agents of such Person.

(sss)	“Securities Act” means the Securities Act (British Columbia), the rules, regulations and published policies thereunder;

(ttt)	“Securities Authorities” means the British Columbia Securities Commission and the other applicable securities commissions and other securities regulatory authorities in each of the provinces of Canada and the TSXV;

(uuu)	“Securities Laws” means the Securities Act, all other applicable provincial securities laws, rules regulations and published policies thereunder, and the rules, regulations and policies of the TSXV;

(vvv)	“Selling Shareholders” has the meaning set forth in the preamble.

(www)	“Selling Shareholder Indemnitees” has the meaning set forth in Section 8.03.

(xxx)	“Selling Shareholders’ Representative” has the meaning set forth in Section 3.12(a).

(yyy)	“Software” means all computer programs, operating systems, and applications owned (and not licensed) by the Company and material to the operation of the Business.

(zzz)	“Statutory Plans” means employment rights governed by statute in Israel, including, but not limited to, the Employee and Candidate Notice Law (Terms of Employment and Recruitment Procedure), 2002 (Israel); the Salary Protection Law, 5718-1958 (Israel); Annual Leave Law, 1951 (Israel); Sick Pay Law, 1976 (Israel); General Extension Order Regarding Payment of Convalescence (Israel); Work and Rest Hours Law, 1951 (Israel); Extension Order issued by the Minister of Economy (Pension Payments) (Israel); Severance Pay Law, 1963 (Israel); and Advanced Notice for Dismissal and Resignation Law, 2001 (Israel).

(aaaa)	“Straddle Period” means any Tax Period beginning before the Closing and ending after the Closing.

(bbbb)	“Tax Act” means the Income Tax Act (Canada).

(cccc)	“Tax” or “Taxes” means all taxes, surtaxes, duties, levies, imposts, fees, assessments, reassessments, withholdings, dues and other charges of any nature, imposed or collected by any Governmental Authority, whether disputed or not, including federal, provincial, territorial, state, municipal and local, foreign and other income, franchise, capital, real property, personal property, withholding, payroll, health, transfer, value added, alternative or add-on minimum tax, sales, use, consumption, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and social security contributions, national insurance contributions and all other taxes and similar governmental charges, levies or assessments of any kind whatsoever imposed by any Governmental Authority including any installment payments, interest, penalties or other additions associated therewith, whether or not disputed.

(dddd)	“Tax Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or Tax is required to be paid.

(eeee)	“Tax Return” means all reports, returns, information returns, claims for refunds, elections, designations, estimates, reports and other documents, including any schedule or attachments thereto, filed or required to be filed or supplied to any Governmental Authority in respect of Taxes and including any amendment thereof or attachment thereto.

(ffff)	“Third-Party Claim” has the meaning set forth in Section 8.04(a).

(gggg)	“TSXV” means the TSX Venture Exchange.

(hhhh)	“Transaction Documents” means this Agreement and the Company Amended Articles

(iiii)	“US$” means the lawful currency of the United States of America.

Section 1.02 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a)	Consent. Whenever a provision of this Agreement requires or contemplates the consent or approval of a Party and that approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, that Party will be deemed to have withheld its approval or consent.

(b)	Currency. Unless otherwise specified, all dollar amounts in this Agreement, including the symbol “$”, refer to Canadian currency.

(c)	Gender and Number. In this Agreement, unless the context requires otherwise, any reference to gender includes all genders and words importing the singular number only include the plural and vice versa.

(d)	Predecessors and Successors. In this Agreement, unless the context requires otherwise, any reference to a Person shall be deemed to include their respective predecessors and successors.

(e)	Headings, etc. The division of this Agreement into Articles, Sections and other subdivisions and the inclusion of headings and a table of contents are provided for convenience only and do not affect the construction or interpretation of this Agreement.

(f)	Including. In this Agreement, the words “include” or “including” mean “include (or including) without limitation” and the words following “include” or “including” are not to be considered an exhaustive list.

(g)	Performance on Holidays. If any act is required by the terms of this Agreement to be performed on a day which is not a Business Day, the act will be valid if performed on the next succeeding Business Day.

(h)	References to Documents. Unless otherwise specified, any reference in this Agreement to this Agreement or any other agreement or document, is a reference to this Agreement or the other agreement or document as it may have been, or may from time to time be, amended, supplemented, restated, novated or replaced and includes all schedules to it and to the Disclosure Schedules.

(i)	References to Persons. Unless the context otherwise requires, any reference in this Agreement to a Person includes its successors and permitted assigns.

(j)	References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole and not to any particular Section or portion of it.

(k)	Statutory References. Unless otherwise specified, any reference in this Agreement to a statute includes all rules and regulations made under it, in each case as it or they may have been, or may from time to time be, amended or re-enacted.

(l)	Time. Time is of the essence of this Agreement, and no extension or variation of this Agreement will operate as a waiver of this provision.

(m)	Time Periods. Unless otherwise specified, a period of days (or Business Days) will be deemed to begin on the first day (or Business Day) after (or, in the calculation of days (or Business Days) prior to an event, the first day (or Business Day) prior to) the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If a period of time is to expire on any day that is not a Business Day, the period will be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding Business Day.

(n)	Trade Terms. Unless otherwise defined in this Agreement, words or abbreviations which have well-known trade meanings are used in this Agreement with those meanings.

Section 1.03 Virtual Data Room.

Any reference to a document or matter being “made available to the Purchaser” includes the posting of such document or matter on the virtual data room established by the Company to which the Purchaser has had access; provided that access to such documents or matters via the virtual data room shall have been granted to the Purchaser at least two days prior to the Effective Date. Any reference to a document or matter being “made available to the Selling Shareholders” includes any document publicly filed by or on behalf of the Purchaser on its SEDAR+ profile at www.sedarplus.ca.

Section 1.04 Entire Agreement.

(a)	This Agreement together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the Parties or any of their respective Affiliates with respect thereto. There are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement.

(b)	No supplement, modification, amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

Section 1.05 Accounting Principles.

Unless otherwise specified, any reference in this Agreement to “generally accepted accounting principles” or “GAAP” is to the accounting standards for private enterprises, and for greater certainty, Part II of the CPA Canada Handbook, in effect in Canada at the date of determination and consistently applied in accordance with past practices.

Section 1.06 Schedules

The Schedules to this Agreement, including the Disclosure Schedules, form an integral part of this Agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.01 Purchase and Sale.

Subject to the terms and conditions set forth herein, at the Closing, Selling Shareholders shall sell to Purchaser, and Purchaser shall purchase from Selling Shareholders, the Purchased Shares, free and clear of all Encumbrances, for the consideration specified in Section 2.02.

Section 2.02 Purchase Price.

(a)	The aggregate consideration payable by the Purchaser to the Selling Shareholders for the Purchased Shares shall be equal to $ (the “Purchase Price”), to be paid and satisfied by delivery to the Selling Shareholders at the Closing Time of 56,600,000 Common Shares (the “Consideration Shares”) in the capital of the Purchaser as follows:

Selling Shareholder	Consideration Shares	Value of Consideration Shares	Percentage of Purchase Price
Tomer Israeli	13,754,677 Consideration Shares	$2,298,915.45	24.3%
Tidhar Turgeman	7,027,938 Consideration Shares	$1,174,628.47	12.4%
Nir Sharon	1,003,991 Consideration Shares	$167,804.04	1.8%
Yonatan Krasney	4,317,162 Consideration Shares	$721,557.51	7.6%
Shusterman Noga Ada	9,035,920 Consideration Shares	$1,510,236.56	16.0%
Yuval Fattal	5,019,956 Consideration Shares	$839,020.39	8.9%
Yaakov Baranes	6,023,947 Consideration Shares	$1,006,824.43	10.6%
Nissim Daniel	6,023,947 Consideration Shares	$1,006,824.43	10.6%
Hike Capital Inc.	2,195,729 Consideration Shares	$366,987.56	3.9%
Ronen Fatal	188,750 Consideration Shares	$31,547	0.3%
M.R.M. Merchavit Holdings and Management Ltd.	941,744 Consideration Shares	$157,400.27	1.7%
Invest-Pro – Shukai Hon Ltd.	1,066,239 Consideration Shares	$178,207.99	1.9%
TOTAL	56,600,000 Consideration Shares		100%

(b)	The Consideration Shares issuable to the Selling Shareholders shall have a deemed issue price of the Current Market Price per Consideration Share.

(c)	104H Tax Ruling. The Selling Shareholders shall apply to the Israeli Tax Authority (“ITA”) in connection with the Transaction, seeking to obtain a preliminary ruling pursuant to Section 104H of the Israeli Income Tax Ordinance, confirming that the share exchange qualifies for a tax deferral under the provisions of the said section. The Parties agree to comply with all the conditions set forth in such preliminary tax ruling (if granted) and to act accordingly. The Consideration Shares shall be issued and immediately transferred to the trustee to enable the completion of the Transaction. By signing this Agreement, each Selling Shareholder hereby agrees to be included in the Ruling and to comply with its terms, and to sign each and any document required for that purpose.

Section 2.03 Earn-Out Payments

(a)	Patent Filing Milestone. During the Earn-Out Period, if the Company files a Patent Application or if Patent Application is filed by Quantum X Labs Ltd. in the framework of the License Agreement, the Purchaser shall pay to the Selling Shareholders, in proportion to each Selling Shareholder’s share of the Purchase Price as set out in Section 2.02(a), an aggregate amount equal to US$500,000 for each such Patent Application, up to a maximum aggregate amount of US$1,500,000 for the first three (3) Patent Applications filed during the Earn-out Period (each, a “Patent Milestone Payment”). Each Patent Milestone Payment shall be payable within thirty (30) days following the date on which the applicable Patent Application is filed.

(b)	Fundraising Fee Milestone. During the Earn-Out Period, if the Purchaser receives Fundraising Proceeds, the Purchaser shall pay to the Selling Shareholders, in proportion to each Selling Shareholder’s share of the Purchase Price as set out in Section 2.02(a), an aggregate amount equal to seven percent (7.0%) of such Fundraising Proceeds, up to a maximum aggregate amount of US$1,000,000 (each, a “Fundraising Fee Payment” and together with the Patent Milestone Payments, the “Earn-Out Payments”)). Each Fundraising Fee Payment shall be payable within thirty (30) days following the closing of the applicable fundraising transaction.

(c)	Form of Payment. Each Earn-Out Payment shall be paid, at the sole discretion of the Purchaser, in any combination of:

(i)	cash, by wire transfer of immediately available funds to the account(s) designated by the Selling Shareholders; and/or

(ii)	Consideration Shares, with the number of Consideration Shares to be issued calculated by dividing the applicable US dollar amount by the Current Market Price (converted to US dollars at the Bank of Canada daily exchange rate on the date that is five (5) Business Days prior to the payment date), provided that such Consideration Shares shall be subject to such resale restrictions as may be imposed by applicable Securities Laws and the rules and policies of the TSXV.

(d)	Maximum Issuance Limitation. Notwithstanding anything herein to the contrary, in no event shall the Purchaser issue any Consideration Shares pursuant to this Section 2.03 to any individual Selling Shareholder (or any group of Selling Shareholders acting jointly or in concert) if such issuance would result in such Selling Shareholder (or group) holding in excess of 19.99% of the Purchaser’s outstanding common shares, unless and until all applicable regulatory approvals have been obtained, including that of the TSXV.

(e)	No Security; Unsecured Obligation. The right to receive Earn-Out Payments shall not be represented by any certificate or other instrument, shall not bear interest, and shall represent solely an unsecured contractual right of the Selling Shareholders against the Purchaser. No Selling Shareholder shall have any rights as a shareholder of the Purchaser with respect to any Earn-Out Payment until such time, if any, as Consideration Shares are issued in satisfaction thereof.

(f)	Operation of the Business. Following the Closing, the Purchaser shall have sole discretion with respect to all matters relating to the operation of the Company and the Purchaser, including decisions regarding patent filings and fundraising activities.

Section 2.04 Transactions to be Effected at the Closing.

(a)	At the Closing, Purchaser shall deliver to or to the direction of Selling Shareholders:

(i)	Share certificates, DRS or other evidence of the Consideration Shares;

(ii)	the Transaction Documents, Closing Documents and all other agreements, documents, instruments or certificates required to be delivered by Purchaser at or before the Closing under Section 7.03.

(b)	At the Closing, the Selling Shareholders shall deliver to Purchaser:

(i)	Certificates or other evidence representing the Purchased Shares, free and clear of all Encumbrances, either registered in the name of the Purchaser or duly endorsed in blank or accompanied by forms of share transfers or other instruments of transfer duly executed in blank; and

(ii)	the Transaction Documents, Closing Documents and all other agreements, documents, instruments or certificates required to be delivered by the Selling Shareholders at or before the Closing under Section 7.02.

Section 2.05 Closing.

Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 10 a.m., Toronto time on the Closing Date, at the offices of the Purchaser, 2264 E 11th Ave., Vancouver, British Columbia V5N 1Z6, or at such other time or on such other date or at such other place as the Selling Shareholders’ Representative and Purchaser may mutually agree upon in writing.

Section 2.06 Finders’ Fees.

(a)	The Purchaser shall be solely responsible for the payment of all Finders’ Fees.

(b)	The Purchaser shall pay the Finders’ Fees at or promptly following Closing.

(c)	Other than the Finders’ Fees, no party is liable for any brokerage commission, finder’s fee or similar payment in connection with the transactions contemplated by this Agreement.

Section 2.07 Securities Matters

(a)	The Selling Shareholders acknowledge that the Consideration Shares will be subject to, and legended to reflect, hold periods and resale restrictions in accordance with the requirements of this Agreement, applicable Laws, the rules and policies of the TSX Venture Exchange (the “TSXV”).

(b)	The Selling Shareholders acknowledge that they are solely responsible to find out what these hold periods and resale restrictions are and that it is solely responsible for compliance with applicable resale strictions and that they are aware that during any hold period they may not resell the Consideration Shares except in accordance with limited exceptions under the applicable Laws and the rules and policies of the TSXV.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLING SHAREHOLDERS

Each Selling Shareholder, on a several basis and not a joint and several basis, hereby represents and warrants to the Purchaser with respect to itself only, as set out in this ARTICLE III as of the date hereof and as at the Closing Time and acknowledges that the Purchaser is relying on those representations and warranties in entering into this Agreement and completing the transactions contemplated by it.

Section 3.01 Binding Effect.

Each Selling Shareholder has the power and capacity to own the Purchased Shares held by it and to enter into and perform its obligations under this Agreement and each of the Transaction Documents and Closing Documents to which it is a party. This Agreement and each of the Transaction Documents and Closing Documents to which the Selling Shareholder is a party has been duly executed and delivered by such Selling Shareholder and is a legal, valid and binding obligation of the Selling Shareholder, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors and others and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

Section 3.02 Authority

Each Selling Shareholder has the legal capacity and authority to execute and deliver each Transaction Document to which he or she is a party and to consummate the transactions contemplated thereby. The execution and delivery of each Transaction Document to which such Selling Shareholder is a party, the performance of such Selling Shareholder’s obligations set forth in such Transaction Documents and no other proceeding on the part of such Selling Shareholder is necessary to authorize each Transaction Document to which such Selling Shareholder is a party or to consummate the transactions contemplated thereby. This Agreement has been duly executed and delivered by such Selling Shareholder and constitutes, and each of the other Transaction Documents to which such Selling Shareholder will be a party upon execution and delivery by such Selling Shareholder will constitute, a valid, legal and binding obligation of such Selling Shareholder (assuming that this Agreement has been, and each other Transaction Document upon its execution and delivery will be, duly and validly authorized, executed and delivered by the other parties hereto or thereto), enforceable against such Selling Shareholder in accordance with its terms.

Section 3.03 Title to Purchased Shares.

Each Selling Shareholder is the beneficial owner and legal holder of record of all of the Purchased Shares as are set out opposite its name in Section 3.03 to the Disclosure Schedules, with good and marketable title thereto, free and clear of all Encumbrances, other than those restrictions contained in the articles of the Company.

Section 3.04 No Other Agreements or Options

As of the Closing Date, other than the Purchaser pursuant to this Agreement, no Person has any agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option to acquire any of Purchased Shares as are referred to opposite the name of the Selling Shareholder in Section 3.03 to the Disclosure Schedules.

Section 3.05 No Conflicts.

Neither the execution and delivery of or performance by the Selling Shareholder of this Agreement or any other agreement contemplated hereunder or ancillary hereto (including the Transaction Documents and the Closing Documents) will result in a breach of, or conflict with, or cause the acceleration of any payment, right or obligation pursuant to, or the creation of any Encumbrance upon any of the Purchased Shares, or allow any Person to exercise any rights under, any of the terms or provisions of:

(a)	any Contract to which the Selling Shareholder is a party or by which the Selling Shareholder or any of the Selling Shareholder’s assets or properties may be bound or affected; or

(b)	any applicable Laws.

Section 3.06 No Litigation.

There is no action, suit or proceeding, or governmental inquiry or investigation, pending or, to the Selling Shareholder’s Knowledge, threatened against either the Selling Shareholder in connection with the Purchased Shares being sold by them or that questions the validity of this Agreement or the right of the Selling Shareholder to enter into this Agreement and consummate the transactions contemplated thereby.

Section 3.07 Required Regulatory Approvals.

There is no requirement on the part of the Selling Shareholder to give or obtain (as applicable) any Regulatory Approval in connection with the lawful completion of the transactions contemplated by this Agreement.

Section 3.08 Required Consents.

No notice to, filing with, or authorization, consent, or approval of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement by either Selling Shareholder or the consummation by either Selling Shareholder of the transactions contemplated hereby, except for (i) those the failure of which to obtain or make is not and would not reasonably be expected to be, individually or in the aggregate, material to such Selling Shareholder’s ownership of the Purchased Shares and is and would not reasonably be expected to prevent, materially delay or materially impair the ability of such Selling Shareholder to consummate the transactions contemplated hereby and (ii) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby. Neither the execution, delivery and performance of any Transaction Document to which any Selling Shareholder is a party nor the consummation by such Selling Shareholder of the transactions contemplated thereby will (a) to the extent such Selling Shareholder is not a natural Person, conflict with or result in any breach of any provision of such Selling Shareholder’s Constating Documents, (b) result in a violation or breach of, or cause acceleration or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which such Selling Shareholder is a party or (c) violate any Law of any Governmental Entity having jurisdiction over such Selling Shareholder, which, in the case of any of clauses (b) and (c) above, would, individually or in the aggregate, adversely affect such Selling Shareholder’s ownership of the Shares.

Section 3.09 Residence of Selling Shareholder

Each Selling Shareholder is a “non-resident” of Canada within the meaning of the Tax Act.

Section 3.10 Waiver of Claims Against the Company.

Each Selling Shareholder, solely in its capacity as shareholder of the Company, hereby irrevocably and unconditionally waives and releases, effective as of the Closing, all past, present and future claims, demands, rights of action, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions and demands whatsoever that such Selling Shareholder has or may have against the Company or any of its past or present officers, directors, employees or agents, whether under common law, contract, statute or otherwise, whether such claims are, or could be, known to the Parties or in their contemplation at the date of this Agreement, in any jurisdiction; provided, however, that nothing in this Section 3.10 shall release or waive (a) any rights of such Selling Shareholder under this Agreement, (b) any rights of such Selling Shareholder to receive the Consideration Shares and Earn-Out Payments in accordance with Article II, or (c) any rights of such Selling Shareholder as a shareholder of the Purchaser following the Closing.

Section 3.11 No Brokers

Other than the Finders listed in Schedule “B” hereof, each Selling Shareholder has carried on all negotiations relating to this Agreement and the transactions contemplated by this Agreement without the intervention on its behalf of any other Person in such a manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment payable.

Section 3.12 Selling Shareholders’ Representative.

(a)	By executing this Agreement, each Selling Shareholder hereby irrevocably appoints Nissim Daniel as the representative, agent and attorney-in-fact of such Selling Shareholder (the “Selling Shareholders’ Representative”) with full power and authority to act on behalf of such Selling Shareholder with respect to:

(i)	giving and receiving notices and communications under this Agreement on behalf of the Selling Shareholders;

(ii)	negotiating, compromising and settling any indemnification claims under ARTICLE VIII;

(iii)	taking any and all actions necessary or appropriate in the judgment of the Selling Shareholders’ Representative for the accomplishment of the foregoing.

(b)	The Purchaser shall be entitled to rely conclusively on the instructions and decisions of the Selling Shareholders’ Representative as to any actions required or permitted to be taken by the Selling Shareholders’ Representative hereunder, and no Selling Shareholder shall have any cause of action against the Purchaser for any action taken by the Purchaser in reliance upon the instructions or decisions of the Selling Shareholders’ Representative.

(c)	The Selling Shareholders’ Representative shall not be liable to any Selling Shareholder for any act done or omitted hereunder as the Selling Shareholders’ Representative while acting in good faith and without gross negligence or wilful misconduct.

(d)	The Selling Shareholders’ Representative may be changed by the Selling Shareholders holding a majority of the Consideration Shares issued to all Selling Shareholders upon not less than ten (10) Business Days’ prior written notice to the Purchaser.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as set out in this ARTICLE IV as of the date hereof and as of the Closing Date, and acknowledges that the Purchaser is relying on those representations and warranties in entering into this Agreement and completing the transactions contemplated by it. For purposes of this ARTICLE IV, “Knowledge” or “to the Company’s Knowledge” (or similar phrases) shall mean the actual knowledge of the Company’s directors and officers together with the knowledge such directors and officers would reasonably be expected to have after due inquiry.

Section 4.01 Purchased Shares.

The Purchased Shares represent 54.01% of the issued and outstanding Cliniquantum Shares as of the Closing Date on a fully diluted basis (as of immediately prior to the Closing). Following the Closing, the Purchaser shall hold 54.01% of the issued and outstanding Cliniquantum Shares on a fully diluted basis, free and clear of all Encumbrances, other than those restrictions contained in the Articles of the Company.

Section 4.02 Organization and Corporate Power.

(a)	The Company is duly incorporated and validly existing and in good standing under the Laws of the State of Israel with respect to the filing of annual reports with the Registrar of Companies of Israel, is not in the status of “breaching company” (*hevra mafira*) and has all requisite corporate power and authority to own, lease and operate its properties and other assets and to carry on its business as now being conducted and as proposed to be conducted.

(b)	The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect.

(c)	Section 4.02 of the Disclosure Schedules contains the incorporation documents of the Company.

Section 4.03 Capital Structure.

(a)	The authorized share capital of the Company consists of one million Cliniquantum Ordinary Shares with par value of NIS 0.01 each, of which 104,375 Cliniquantum Shares are issued and outstanding as of the date hereof on a fully diluted basis (excluding 70,800 dormant shares held by the Company). All issued and outstanding Cliniquantum Shares have been duly authorized, are validly issued, fully paid and non-assessable. All the Purchased Shares were issued in compliance with applicable Laws. None of the Purchased Shares were issued in violation of any agreement, arrangement or commitment to which either Selling Shareholder or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(b)	Section 4.03 of the Disclosure Schedules sets forth a complete and accurate list of all holders of Cliniquantum Shares as of the date hereof, including the number of Cliniquantum Shares held by each such holder and the percentage of issued and outstanding Cliniquantum Shares represented thereby. The Selling Shareholders are the registered and beneficial owners of an aggregate of 56,375 Cliniquantum Shares, representing 54.01% of the issued and outstanding Cliniquantum Shares, free and clear of all Encumbrances other than those restrictions contained in the Articles of the Company. Other than as set forth in Section 4.03 of the Disclosure Schedules, no Person holds any Cliniquantum Shares or has any right to acquire any Cliniquantum Shares.

(c)	Except as disclosed in Section 4.03 of the Disclosure Schedules, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company are entitled to vote.

(d)	Except as disclosed in Section 4.03 of the Disclosure Schedules, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Cliniquantum Shares or other equity or voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

(e)	There are no outstanding contractual obligations, commitments, understandings or arrangements of the Company to repurchase, redeem or otherwise acquire or make any payment in respect of any Cliniquantum Shares or any other securities of the Company.

(f)	There are no agreements or arrangements pursuant to which the Company is or could be required to register Cliniquantum Shares or other securities under applicable Securities Laws or other agreements or arrangements with or among any holders of the Company or with respect to any securities of the Company.

(g)	The transfer of the Purchased Shares will not trigger any anti-dilution rights of any existing securities of the Company.

(h)	There are no agreements among the shareholders of the Company concerning the voting, registration or transfer of the Company’s share capital other than as provided for in this Agreement and the Company Articles of Association.

Section 4.04 Authority; Non-Contravention.

(a)	The Company has all requisite authority and corporate power to enter into this Agreement and each of the Transaction Documents and Closing Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The individual signing this Agreement on behalf of the Company has been duly authorized by the Company to do so. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company.

(b)	This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or “put” right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company under:

(i)	the Articles or other constating documents of the Company;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, Permit, concession, franchise or license applicable to the Company or its properties or assets; or

(iii)	subject to the governmental filings and other matters referred to in Section 4.04(d), any judgment, order, decree, statute, Law, ordinance, rule, regulation or arbitration award applicable to the Company or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Encumbrances that individually or in the aggregate would not have a Material Adverse Effect or would not prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(d)	No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of any of the transactions contemplated by this Agreement.

Section 4.05 Financial Statements; No Undisclosed Liabilities

(a)	Complete management prepared copies of the Company’s Financial Statements have been delivered to the Purchaser. The Financial Statements:

(i)	are based on the Books and Records of the Company; and

(ii)	fairly present in all material respects the assets, liabilities and financial position of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods covered thereby.

(b)	The Company has no liabilities or obligations, contingent or otherwise, other than:

(i)	liabilities incurred in the ordinary course of business which, individually and in the aggregate, do not exceed US$150,000;

(ii)	obligations under Contracts and commitments incurred in the ordinary course of business, including obligations resulting from the License Agreement with Quantum X Labs Ltd. dated March 2, 2026 (the “License Agreement”); and

(iii)	Debt in an amount of US$180,000 to Quantum X Labs Ltd. for services provided by Quantum X Labs Ltd. to be paid to Quantum X Labs Ltd following the Closing.

(c)	The Company is not a guarantor or indemnitor of any debt or obligation of another Person, nor has the Company given any loan, security or otherwise agreed to become liable for any obligation of any Person. No Person has given any guarantee of, or security for, any obligation of the Company. The Company has not extended any loans or advances to any Person, other than advances for expenses to its employees or contractors in the ordinary course of business.

Section 4.06 Assets and Properties.

(a)	The Company has good and marketable title to all of the tangible or personal properties and assets owned by the Company which are material to the Business as currently conducted, and such properties and assets are free and clear of all Encumbrances, except for:

(i)	statutory liens for the payment of current Taxes that are not yet delinquent; and

(ii)	Encumbrances that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets.

(b)	With respect to the tangible property and assets it leases, the Company is in compliance in all material respects with such leases and, to the Company’s Knowledge, holds a valid leasehold or license interest free of any Encumbrances, other than those of the lessors of such property or assets.

(c)	The Company does not own any real property.

Section 4.07 Intellectual Property.

(a)	The Company owns, has or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other Intellectual and Industrial Property rights and similar rights necessary for use in connection with the Business, free and clear of all Encumbrances, except as detailed in such agreements and licenses (collectively, the “Company IP”).

(b)	The Company has not received, since the date of its incorporation, a written notice of a claim or otherwise has any Knowledge that the Company IP violates or infringes upon the rights of any Person.

(c)	The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of its intellectual properties, which measures are customary in the industry in which the Company operates.

(d)	The Company has no Knowledge of any facts that would preclude it from having valid license rights or clear title to the Company IP, without conducting any patent search. The Company has no Knowledge that it lacks or will be unable to obtain any rights or licenses to use all Company IP that is necessary to conduct the Business.

(e)	Except for royalties and other payments under the License Agreement and other than with respect to commercially available software products under standard end-user object code license agreements, the Company does not owe and will not owe (due to current obligations of the Company) any royalties or other payments to third parties in respect of any Company IP.

(f)	The Company has not received any grants from any third party to develop intellectual property, including from the Israeli Innovation Authority.

(g)	Any and all intellectual property of any kind which has been developed, or is currently being developed, for the benefit of the Company by an employee, officer, service provider or consultant of the Company is solely owned by the Company, free and clear of all Encumbrances, unless otherwise stated in the License Agreement.

(h)	Except as set forth in Section 4.07 of the Disclosure Schedules, each of the Company’s officers, employees, service providers and consultants who were engaged in the development of Company IP has entered into written agreements with the Company assigning all rights (including moral rights, if applicable) in the intellectual property developed in the course of their employment by or engagement with the Company exclusively to the Company.

(i)	To the Company’s Knowledge, none of the Company’s employees or contractors is obligated under any Contract or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such person’s best efforts to promote the interests of the Company, or that would conflict with the Business as currently conducted.

(j)	On the Closing Date, the Company shall own and have all rights in and to the domain name “Cliniquantum.com”.

Section 4.08 Labour Matters.

(a)	The Company has no Employees and does not have any Benefit Plans.

(b)	The Company has engaged 3 Independent Contractors. Section 4.08 of the Disclosure Schedules sets forth a complete list of all Independent Contractors, together with a summary of the material terms of their engagement.

(c)	All amounts owing to Independent Contractors for services rendered through the Closing Date have been paid or adequately accrued, except for amounts not yet due in the ordinary course which do not exceed US$30,000 in the aggregate.

Section 4.09 Litigation.

There is no Action pending against or, to the Knowledge of the Company, threatened against the Company. The Company is not subject to any outstanding Governmental Order. No event has occurred, or circumstances exist, that may give rise to, or serve as a basis for, any such Action.

Section 4.10 Compliance with Laws.

The Company has not been advised, nor does the Company have reason to believe, that it is not conducting the Business in compliance with all applicable Laws of the jurisdictions in which it is conducting the Business. The Company has not received any notice of any violation or alleged violation of any applicable Law.

Section 4.11 Material Contracts.

(a)	All Material Contracts to which the Company is a party are included in Section 4.11 of the Disclosure Schedules. Except for the Material Contracts, the Company has no material Contracts.

(b)	Neither the Company nor, to its Knowledge, any other party to the Material Contracts is in breach of or default under any of such Material Contracts.

(c)	All of the Material Contracts are in full force and effect as of the date hereof and as of the Closing and constitute legal, valid and binding obligations of the Company and, to the Company’s Knowledge, the other parties thereto.

(d)	None of the Material Contracts is being renegotiated and the validity and effectiveness of all Material Contracts will not be affected by the transactions contemplated by this Agreement.

(e)	None of the Material Contracts may be terminated in accordance with its terms as a result of the transactions contemplated by this Agreement and the Company has not received any notice of termination of any Material Contract.

(f)	Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser.

Section 4.12 Taxes.

(a)	The Company has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority, and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(b)	The Company has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

(c)	The Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which:

(i)	to file any Tax Return covering any Taxes for which the Company is or may be liable;

(ii)	to file any elections, designations or similar filings relating to Taxes for which the Company is or may be liable;

(iii)	the Company is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv)	any Governmental Authority may assess or collect Taxes for which the Company may be liable.

(d)	The Company has not made, prepared and/or filed any elections, deferrals, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date.

(e)	To the Knowledge of the Company, there are no Actions, investigations, audits or other proceedings now pending or threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(f)	The Company has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers, directors, contractors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it.

(g)	The Company has duly and timely collected all amounts on account of any sales or transfer taxes, including value added tax, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

(h)	No deficiency assessment or proposed adjustment of income or payroll Taxes of the Company is pending and the Company has no Knowledge of any material liability for any Tax to be imposed.

(i)	The Company has not acquired property from a non-arm’s length Person for consideration the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under the Israeli Tax Act.

(j)	No jurisdiction or Governmental Authority in which the Company does not file a Tax Return has alleged that the Company is required to file such a Tax Return.

Section 4.13 Related Party Transactions.

(a)	Other than as set out in Section 4.13 of the Disclosure Schedules, the Company has not made any payment or loan to, or borrowed any monies from, or is otherwise indebted to, any officer, director, employee, trustee or shareholder, or any Affiliate or spouse of any of the foregoing (each, a “Related Person”).

(b)	Neither the Selling Shareholders nor any Affiliates of the Selling Shareholders (each, a “Related Party”) is indebted to the Company.

Section 4.14 No Subsidiaries.

The Company does not own or control, directly or indirectly, any partnership interests, shares or other equity interests in any other entity or any voting rights or right to control the policies and direction of any entity.

Section 4.15 Insurance.

The Company doesn’t maintain insurance coverage.

Section 4.16 Privacy and Data Protection.

(a)	All data that has been collected, stored, maintained or otherwise used by the Company has been collected, stored, maintained and used in accordance with all applicable legal requirements and industry standards.

(b)	The Company has not received a notice of non-compliance with applicable data protection Laws, rules, regulations, guidelines or industry standards.

Section 4.17 Directors and Officers.

Section 4.17 of the Disclosure Schedules sets forth the names and titles of all of the directors and officers of the Company.

Section 4.18 Bank Accounts.

Section 4.18 of the Disclosure Schedules sets forth a true and complete list of:

(a)	the name and address of each bank with which the Company has an account or safe deposit box;

(b)	the name of each Person authorized to draw on each such bank account or have access thereto; and

(c)	the account number for each such bank account.

The bank accounts set forth in Section 4.18 of the Disclosure Schedules represent all of the bank accounts used in or relating to the Business and/or the Company.

Section 4.19 Books and Records.

The Books and Records of the Company, all of which have been made available to the Purchaser, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and resolutions in writing of, the shareholders, the board of directors and any committees of the board of directors of the Company.

Section 4.20 Full Disclosure.

All disclosure provided to the Purchaser regarding the Company, the Business and the transactions contemplated hereby, including the Disclosure Schedules, furnished by the Company or the Selling Shareholders with respect to the representations and warranties made herein, are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Selling Shareholders and the Company that the statements contained in this ARTICLE V are true and correct as of the date hereof.

Section 5.01 Corporate Status and Authorization of Purchaser.

(a)	Purchaser is a corporation incorporated and validly existing under the Laws of the Province of British Columbia;

(b)	Purchaser has the corporate power and capacity to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(c)	The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action.

(d)	This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Company and each Selling Shareholder) this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

(e)	The execution, delivery and performance by the Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Articles, by-laws, unanimous shareholder agreement or other constating documents of the Purchaser; (b) conflict with any resolutions of the directors or shareholders of the Purchaser; (c) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Purchaser; (d) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Purchaser is bound or any Permit affecting the assets or business of the Purchaser; or (d) result in the creation or imposition of any Encumbrance on any assets of the Purchaser. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f)	The Purchaser is a reporting issuer (within the meaning of applicable securities laws) in good standing in the Provinces of Alberta, British Columbia and Ontario, is not on the list of defaulting issuers as maintained by the securities commissions in such jurisdictions for a default of any requirement of any Securities Laws, and no order ceasing or suspending trading in the securities of the Purchaser has been issued by any Securities Authority or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Purchaser, contemplated or threatened by any Securities Authority or other regulatory authority. The common shares in the capital of the Purchaser are listed and posted for trading on the TSXV and are not listed on any other market. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) or other proceedings involving the Purchaser that may operate to prevent or restrict trading of any securities of the Purchaser are currently in progress or pending before any Securities Authority.

(g)	Upon their issuance, the Consideration Shares will be validly issued and outstanding as fully paid and non-assessable securities of the Purchaser registered in accordance with the instructions provided by each Selling Shareholder, free and clear of all resale restrictions, liens, charges, escrow conditions or encumbrances of any kind whatsoever, except such escrow or resale restrictions as may be imposed by the TSXV or applicable Laws.

(h)	All publicly available press releases, material change reports, annual information forms, information circulars, financial statements and other documents that have been disclosed by the Purchaser to the public and filed with any applicable Canadian or other securities regulatory authority or otherwise posted on the System for Electronic Document Analysis and Retrieval + (collectively, the “Public Record”) are, in all material respects, accurate and complete and omit no facts, the omission of which makes the Public Record or any particulars therein, materially misleading or incorrect at the time such statements were made. The Purchaser has not filed any confidential material change reports which are, as of the date of this Agreement, maintained on a confidential basis. Except as disclosed in the Public Record, there is no fact known to the Purchaser which has, or so far as the Purchaser can reasonably foresee, will give rise to a material adverse change, or which would otherwise be material to any person intending to make an investment in the Purchaser.

ARTICLE VI
COVENANTS

Section 6.01 Confidentiality.

From and after the Closing, the Selling Shareholders shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that the Selling Shareholders can show that such information: (a) is generally available to, and known by, the public through no fault of the Selling Shareholders, any of their Affiliates or any of their respective Representatives; or (b) is lawfully acquired by the Selling Shareholders, any of their Affiliates or any of their respective Representatives from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Selling Shareholders, any of their Affiliates or any of their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Selling Shareholders shall promptly notify Purchaser in writing and shall disclose only that portion of such information that the Selling Shareholders are advised by its counsel in writing is legally required to be disclosed; provided that the Selling Shareholders shall use their reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.02 Personal Information Privacy.

Purchaser shall, at all times, comply with all Laws governing the protection of personal information with respect to Personal Information disclosed or otherwise provided to Purchaser by the Selling Shareholders or the Company under this Agreement. Purchaser shall only collect, use or disclose such Personal Information for the purposes of investigating the Company and the Business as contemplated in this Agreement and completing the transactions contemplated in this Agreement. Purchaser shall safeguard all Personal Information collected from the Selling Shareholders or the Company in a manner consistent with the degree of sensitivity of the Personal Information and maintain, at all times, the security and integrity of the Personal Information. Purchaser shall not make copies of the Personal Information or any excerpts thereof or in any way recreate the substance or contents of the Personal Information if the purchase of the Purchased Shares is not completed for any reason and shall return all Personal Information to Selling Shareholders or, at Selling Shareholders’ request, destroy such Personal Information at Selling Shareholders’ sole cost.

Section 6.03 Other Approvals and Consents.

The Company and Purchaser shall use their respective commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.04 of the Disclosure Schedules.

Section 6.04 Conduct of Business Pending Closing.

(a)	During the Interim Period, except as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and the Selling Shareholders shall cause the Company to:

(i)	conduct the Business in the Ordinary Course in all material respects;

(ii)	use commercially reasonable efforts to preserve intact the present business organization of the Company, maintain its rights and assets, keep available the services of its current officers and key employees and Independent Contractors, and preserve its relationships with customers, suppliers, licensors, licensees and other Persons having business dealings with it;

(iii)	maintain its Books and Records in the usual, regular and ordinary manner, on a basis consistent with past practice;

(iv)	comply in all material respects with all applicable Laws; and

(v)	maintain in full force and effect all Permits required for the conduct of the Business.

(b)	During the Interim Period, except as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and the Selling Shareholders shall cause the Company not to:

(i)	amend or propose to amend its Articles or other constating documents;

(ii)	split, combine, subdivide or reclassify any Cliniquantum Shares or other securities of the Company;

(iii)	declare, set aside or pay any dividend or other distribution (whether in cash, shares or property) in respect of any Cliniquantum Shares, or redeem, repurchase or otherwise acquire any Cliniquantum Shares or other securities of the Company;

(iv)	issue, sell, pledge, dispose of, grant or encumber any Cliniquantum Shares or other securities of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any Cliniquantum Shares or other securities of the Company;

(v)	acquire (by merger, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, other business organization or any division thereof or any material assets;

(vi)	sell, lease, license, pledge, encumber or otherwise dispose of any material assets of the Company, except for sales of inventory or services in the Ordinary Course;

(vii)	incur any Indebtedness or guarantee any Indebtedness of another Person, or issue or sell any debt securities, except for borrowings under existing credit facilities in the Ordinary Course not to exceed US$25,000 in the aggregate;

(viii)	make any loans, advances or capital contributions to, or investments in, any other Person (other than travel advances to employees in the Ordinary Course);

(ix)	make or authorize any capital expenditures in excess of US$100,000 individually or US$100,000 in the aggregate;

(x)	enter into, materially amend or terminate any Material Contract, other than in the Ordinary Course;

(xi)	increase the compensation or benefits payable to any director, officer, employee or Independent Contractor, except as required by applicable Law or existing Contracts disclosed to the Purchaser;

(xii)	hire any new employee or engage any new Independent Contractor with annual compensation in excess of US$150,000, or terminate any employee or Independent Contractor other than for cause;

(xiii)	make any change in accounting methods, principles or practices, except as required by GAAP or applicable Law;

(xiv)	settle or compromise any Action, or waive, release or assign any material claims or rights;

(xv)	make, change or revoke any Tax election, file any amended Tax Return, settle or compromise any Tax liability, or enter into any closing agreement with respect to Taxes;

(xvi)	enter into any transaction with any Related Person or Related Party, other than compensation arrangements in the Ordinary Course; or

(xvii)	agree, authorize or commit to do any of the foregoing.

Section 6.05 Notification of Certain Matters.

During the Interim Period, each Party shall promptly notify the other Parties in writing of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)	any Actions commenced or, to such Party’s Knowledge, threatened against or affecting the Company or any Selling Shareholder that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or that relates to the consummation of the transactions contemplated by this Agreement;

(d)	the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions set forth in ARTICLE VII not being satisfied or satisfaction of those conditions being materially delayed; and

(e)	any Material Adverse Effect or any event, occurrence, fact, condition or change that would reasonably be expected to result in a Material Adverse Effect.

No notification pursuant to this Section 6.05 shall be deemed to amend or supplement the Disclosure Schedules for the purpose of determining the accuracy of any representation or warranty made in this Agreement.

Section 6.06 Access to Information.

During the Interim Period, the Company shall, and shall cause its Representatives to, afford the Purchaser and its Representatives reasonable access during normal business hours to the Company’s properties, Books and Records, Contracts and personnel, and shall furnish to the Purchaser and its Representatives such financial, operating and other data and information as the Purchaser may reasonably request; provided, however, that any such access shall be conducted in a manner that does not unreasonably interfere with the Business or operations of the Company and shall be subject to reasonable confidentiality restrictions.

Section 6.07 Exclusivity.

(a)	During the Interim Period, neither the Company nor any Selling Shareholder shall, and they shall cause their respective Representatives not to, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal;

(ii)	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; or

(iii)	enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal.

(b)	For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Purchaser or its Affiliates) relating to:

(i)	any direct or indirect acquisition or purchase of all or any portion of the Cliniquantum Shares or other equity securities of the Company;

(ii)	any direct or indirect acquisition or purchase of all or a substantial portion of the assets of the Company;

(iii)	any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; or

(iv)	any other transaction the consummation of which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c)	The Company and each Selling Shareholder shall promptly (and in any event within two (2) Business Days) notify the Purchaser in writing if any Acquisition Proposal is received by the Company, any Selling Shareholder or any of their respective Representatives, which notice shall include the identity of the Person making such Acquisition Proposal and the material terms thereof.

Section 6.08 Further Assurances.

Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of All Parties.

The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a)	Waivers or consents listed in Section 4.04 of the Disclosure Schedule.

(b)	No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following the completion thereof.

(c)	The Selling Shareholders shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.04, in form and substance reasonably satisfactory to Purchaser, and no such consent, authorization, order and approval shall have been revoked.

(d)	The Approval of the Company’s Board of Directors and Shareholders has been received, in form and substance reasonably satisfactory to Purchaser, and no such consent, authorization, order and approval shall have been revoked

Section 7.02 Conditions to Obligations of Purchaser.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or before the Closing, of each of the following conditions:

(a)	All approvals, consents and waivers that are listed in Section 4.04 of the Disclosure Schedules shall have been received and executed counterparts thereof shall have been delivered to Purchaser, at or before the Closing.

(b)	The Shareholders of the Company have approved the amendment to the Articles of Association, in substantially the form attached hereto as Schedule “B” (the “Company Amended Articles”).

(c)	The Selling Shareholders shall have caused the Company to deliver to Purchaser at Closing certificates representing the Purchased Shares, registered in the name of the Purchaser and share transfer deeds signed by the Selling Shareholders and the Purchaser in the form attached hereto as Schedule C. The Purchaser shall provide the Company the information required for reporting the issuance of the shares in the Israeli registry of Companies including any KYC forms.

(d)	The representations and warranties of the Company and the Selling Shareholders set forth in this Agreement shall be true and correct in all material respects (or, with respect to representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties that expressly relate to a specified date, which shall be true and correct as of such specified date).

(e)	The Company and each Selling Shareholder shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.

(f)	Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(g)	The Purchaser shall have received a certificate signed by the Selling Shareholders’ Representative on behalf of the Selling Shareholders, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.02(d), 7.02(e) and 7.02(f) have been satisfied.

Section 7.03 Conditions to Obligations of the Selling Shareholders.

The obligations of the Selling Shareholders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Selling Shareholders’ waiver, at or before the Closing, of each of the following conditions:

(a)	The Selling Shareholders shall have received a certificate of on officer of Purchaser certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(b)	The application for the 104H Tax Ruling shall have been submitted to the Israeli Tax Authority, and the Selling Shareholders shall have delivered to the Purchaser written confirmation from Israeli counsel confirming the 104H Filing Date.

(c)	The Selling Shareholders shall have received a certificate of an officer of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other documents to be delivered hereunder.

(d)	The Purchaser shall have delivered, or caused to be delivered, to counsel of the Selling Shareholders in escrow pending Closing certificates representing the Consideration Shares, free and clear of Encumbrances, registered in the name of the Selling Shareholders in accordance Section 2.02 or the trustee appointed in connection with the Tax Ruling whose details shall be provided to Purchaser by the Selling Shareholders Representative.

(e)	Purchaser shall have delivered to each Selling Shareholder such other documents or instruments as the Selling Shareholder reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(f)	The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects (or, with respect to representations and warranties qualified by materiality, in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for representations and warranties that expressly relate to a specified date, which shall be true and correct as of such specified date).

(g)	The Purchaser shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(h)	The Selling Shareholders shall have received a certificate signed by an officer of the Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.03(f) and 7.03(g) have been satisfied.

ARTICLE VIII
INDEMNIFICATION

Section 8.01 Survival.

Subject to the limitations and other provisions of this Agreement, the representations and warranties set out herein shall survive the Closing and shall remain in full force and effect as follows:

(a)	the representations and warranties set forth in Section 3.01 (Binding Effect), Section 3.02 (Authority), Section 3.03 (Title to Purchased Shares), Section 3.04 (No Other Agreements or Options), Section 4.01 (Purchased Shares), Section 4.02 (Organization and Corporate Power), Section 4.03 (Capital Structure), Section 4.04 (Authority; Non-Contravention), Section 5.01(a)-(e) (Corporate Status and Authorization of Purchaser) and Section 5.01(g) (Consideration Shares) (collectively, the “Fundamental Representations”) shall survive until the expiration of the applicable statute of limitations;

(b)	the representations and warranties set forth in Section 4.12 (Taxes) shall survive for a period of six (6) years from the Closing Date;

(c)	all other representations and warranties set out herein shall survive until the date that is twenty-four (24) months from the Closing Date.

All covenants and agreements of the Parties set out herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party before the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved or the expiry of the limitation period under applicable Law, whichever is sooner.

Section 8.02 Indemnification by Selling Shareholders.

Subject to the other terms and conditions of this ARTICLE VIII, each Selling Shareholder shall, severally and not jointly, indemnify and defend each of Purchaser and its Affiliates and their respective Representatives (collectively, the “Purchaser Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of:

(a)	any inaccuracy in or breach of any of the representations or warranties of such Selling Shareholder set out in ARTICLE III of this Agreement (other than Section 3.03 (Title to Purchased Shares) and Section 3.04 (No Other Agreements or Options)) or in any certificate or instrument delivered by or on behalf of such Selling Shareholder under this Agreement, for which such Selling Shareholder shall be solely liable for the entirety of such Losses attributable to such Selling Shareholder’s breach;

(b)	any inaccuracy in or breach of the representations or warranties set forth in Section 3.03 (Title to Purchased Shares) or Section 3.04 (No Other Agreements or Options), for which such Selling Shareholder shall be solely liable for the entirety of such Losses to the extent attributable to the Purchased Shares held by such Selling Shareholder;

(c)	any inaccuracy in or breach of any of the representations or warranties of the Company set out in ARTICLE IV of this Agreement or in any certificate or instrument delivered by or on behalf of the Company under this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), for which such Selling Shareholder shall be liable for such Selling Shareholder’s Pro Rata Percentage of such Losses; or

(d)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Selling Shareholder under this Agreement, for which such Selling Shareholder shall be solely liable for the entirety of such Losses attributable to such Selling Shareholder’s breach; or

(e)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company under this Agreement, for which such Selling Shareholder shall be liable for such Selling Shareholder’s Pro Rata Percentage of such Losses.

For purposes of this ARTICLE VIII, “Pro Rata Percentage” means, with respect to each Selling Shareholder, the percentage of the Purchase Price received by such Selling Shareholder as set out opposite such Selling Shareholder’s name in Section 2.02(a).

Notwithstanding any other provision of this Agreement or any applicable Law:

(f)	the Company shall not have any liability or obligation to indemnify, save or hold harmless, contribute to or otherwise pay, reimburse or make the Selling Shareholders or any of their Affiliates or Representatives whole for or on account of any indemnification or other claims made by any Purchaser Indemnitees hereunder or otherwise in connection with this Agreement or the transactions contemplated hereby;

(g)	no Selling Shareholder shall have any right of contribution, indemnification, subrogation or other similar right against the Company with respect to any indemnification or other claim made by any Purchaser Indemnitees against such Selling Shareholder hereunder or otherwise in connection with this Agreement or the transactions contemplated hereby; and

(h)	each Selling Shareholder hereby irrevocably and unconditionally waives any and all rights of contribution, indemnification, subrogation or other similar rights that such Selling Shareholder may have against the Company in connection with any indemnification obligations of such Selling Shareholder under this Agreement.

Section 8.03 Indemnification by Purchaser

Subject to the other terms and conditions of this ARTICLE VIII, Purchaser shall indemnify and defend each Selling Shareholder and their respective Affiliates and Representatives (collectively, the “Selling Shareholder Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Selling Shareholder Indemnitees based upon, arising out of, with respect to or by reason of:

(a)	any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of Purchaser under this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser under this Agreement.

Section 8.04 Indemnification Procedures.

The party making a claim under this ARTICLE VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VIII is referred to as the “Indemnifying Party”.

(a)	Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, include copies of all material written evidence thereof and indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided that, if the Indemnifying Party is a Selling Shareholder, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third-Party Claim that: (i) is asserted directly by or on behalf of a Person that is a lender, borrower, supplier or customer of the Company; or (ii) seeks an injunction or other equitable relief against the Indemnified Party. If the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.04(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counter-claims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided that, if in the reasonable opinion of counsel to the Indemnified Party: (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may, subject to Section 8.04(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. The Selling Shareholders (acting through the Selling Shareholders’ Representative) and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)	Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.04(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume the defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense under Section 8.04(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)	Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (each, a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)	Selling Shareholders’ Representative. Notwithstanding any other provision of this Section 8.04:

(i)	any notice or communication required or permitted to be given to the Selling Shareholders under this ARTICLE VIII shall be given to the Selling Shareholders’ Representative, and any such notice or communication given to the Selling Shareholders’ Representative shall be deemed to have been given to all Selling Shareholders;

(ii)	any notice or communication required or permitted to be given by the Selling Shareholders under this ARTICLE VIII shall be given by the Selling Shareholders’ Representative on behalf of all Selling Shareholders;

(iii)	the Selling Shareholders’ Representative shall have full power and authority to take any and all actions on behalf of the Selling Shareholders in connection with any Third-Party Claim or Direct Claim, including the right to assume or participate in the defence of any Third-Party Claim, to negotiate and agree to any settlement, and to make any determinations or decisions required of the Selling Shareholders under this Section 8.04; and

(iv)	the Purchaser shall be entitled to rely conclusively on any action taken or decision made by the Selling Shareholders’ Representative under this ARTICLE VIII as binding on all Selling Shareholders.

Section 8.05 Payments.

(a)	Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable under this ARTICLE VIII, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties agree that, if the Indemnifying Party does not make full payment of any such obligations within such fifteen (15) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to the Prime Rate. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(b)	The amount of the liability for a Loss in respect of the Selling Shareholders’ indemnification obligations set forth in Section 8.02 may, at the election of such Selling Shareholder, be fully and finally satisfied by return to the Purchaser of such number of Consideration Shares issued to such Selling Shareholder as are equal to the amount owing to the Purchaser by such Selling Shareholder, determined in accordance with this ARTICLE VIII and calculated using the Current Market Price of the Consideration Shares at the time of payment. For greater clarity, if the value of the Consideration Shares to be returned as determined in accordance with this ARTICLE VIII is less than the total amount owed for any indemnification obligations owed pursuant to Section 8.02, the applicable Selling Shareholder shall satisfy the difference in cash.

Section 8.06 Limitation on Selling Shareholder Liability.

(a)	The Selling Shareholders shall not be obligated to pay for any Losses under Section 8.02 unless and until the amount of all such Losses under Section 8.02 in the aggregate exceeds $150,000 (the “Basket”), in which event the Selling Shareholders shall pay or be liable for all such Losses from the first dollar.

(b)	Notwithstanding any other provision of this Agreement, each Selling Shareholder’s aggregate liability under Section 8.02 shall not exceed the value of the Consideration Shares received by such Selling Shareholder, calculated using the deemed issue price set out in Section 2.02(b) (each such amount, such Selling Shareholder’s “Liability Cap”).

(c)	The limitations set forth in Sections 8.06(a) and 8.06(b) shall not apply to Losses arising from fraud, criminal activity or wilful misconduct on the part of a Selling Shareholder or the Company.

Section 8.07 Tax Treatment of Indemnification Payments.

All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08 Effect of Investigation.

The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.02 or Section 7.03, as the case may be.

Section 8.09 Exclusive Remedies.

Subject to Section 9.08, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or wilful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be under the indemnification provisions set forth in this ARTICLE VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except under the indemnification provisions set forth in this ARTICLE VIII. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent, criminal or wilful misconduct.

ARTICLE IX
TERMINATION

Section 9.01 Termination.

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of the Purchaser and the Selling Shareholders’ Representative;

(b)	by either the Purchaser or the Selling Shareholders’ Representative if the Closing has not occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)	by either the Purchaser or the Selling Shareholders’ Representative if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that has become final and non-appealable and has the effect of making consummation of the transactions contemplated by this Agreement illegal or otherwise preventing or prohibiting consummation of such transactions;

(d)	by the Purchaser if:

(i)	there has been a breach of any representation, warranty, covenant or agreement made by the Company or any Selling Shareholder in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Purchaser to the Selling Shareholders’ Representative; or

(ii)	there has been a Material Adverse Effect; or

(e)	by the Selling Shareholders’ Representative if there has been a breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Selling Shareholders’ Representative to the Purchaser.

Section 9.02 Effect of Termination.

(a)	In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, except:

(i)	Section 6.01 (Confidentiality), Section 10.01 (Expenses), Section 10.02 (Notices), Section 10.07 (Governing Law; Forum Selection), this Section 9.02 and Section 10.09 (Counterparts) shall survive the termination of this Agreement; and

(ii)	nothing herein shall relieve any Party from liability for fraud or any wilful and material breach of this Agreement prior to such termination.

(b)	For greater certainty, if this Agreement is terminated in accordance with Section 9.01, no Earn-Out Payments shall be payable.

ARTICLE X
MISCELLANEOUS

Section 10.01 Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees, disbursements and charges of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.02 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Selling Shareholders’ Representative:	To the Selling Shareholders’ Representative at:
Nissim Daniel
Raul Wallenberg 20Tel Aviv Israel
Email: nissim@purecapital.co.il

with a copy to each Selling Shareholder in accordance with Schedule “A”

If to the Company:	Cliniquantum Ltd.
Yaakov Baranes
Email:yaki@quantumxlabs.xyz

If to Purchaser:	NeuroThera Labs Inc.
2264 E 11th Ave., Vancouver, British Columbia V5N 1Z6
Email:
Attention:

Section 10.03 Severability.

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 10.04 Successors and Assigns.

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided that, before the Closing Date, Purchaser may, without the prior written consent of the Selling Shareholders, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.05 No Third-Party Beneficiaries.

Except as provided in ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under, or by reason of, this Agreement.

Section 10.06 Amendment and Modification; Waiver.

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by The Purchaser, the Company and the Selling Shareholders Representative. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.07 Governing Law; Forum Selection.

(a)	This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(b)	Any Action arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in the courts of the Province of British Columbia, and each party irrevocably submits and agrees to attorn to the exclusive jurisdiction of that court in any such Action. The parties irrevocably and unconditionally waive any objection to the venue of any Action or proceeding in that court and irrevocably waive and agree not to plead or claim in that court that such Action has been brought in an inconvenient forum.

Section 10.08 Specific Performance.

The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.09 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Tomer Izraeli
TOMER IZRAELI

/s/ Tidhar Turgeman
TIDHAR TURGEMAN

/s/ Nir Sharon
NIR SHARON

/s/ Yonatan Krasney
YONATAN KRASNEY

/s/ Shusterman Noga Ada
SHUSTERMAN NOGA ADA

/s/ Yuval Fatal
YUVAL FATTAL

/s/ Yaakov Bernes
YAAKOV BERNES

/s/ Nissim Daniel
NISSIM DANIEL

/s/ Ronen Fatal
RONEN FATAL

HIKE CAPITAL INC.

By:	/s/ Itamar David
Name:	Itamar David
Title:	CEO and Director

M.R.M. MERCHAVIT HOLDINGS AND MANAGEMENT LTD.

By:	/s/ Moti Menashe
Name:	Moti Menashe
Title:	CEO and Director

INVEST-PRO SHUKAI HON LTD.

By:	/s/ Eli Zamir
Name:	Eli Zamir
Title:	CEO and Director

CLINIQUANTUM LTD.

By:	/s/ Yakov Baranes
Name:	Yakov Baranes
Title:	CEO and Director

NEUROTHERA LABS INC.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	CEO and Director

SCHEDULE “A”

Amended Articles of Association

SCHEDULE “B”

FINDER’S FEES

Finder	Finders Fee
Capitalink Ltd.	943,333 NTLX Shares
L.I.A Pure Capital Ltd.	943,333 NTLX Shares
Hike Capital, Inc.	943,333 NTLX Shares